Mail Stop 6010

March 29, 2007

OneLife Health Products, Inc.
Nevada Agency and Trust
50 West Liberty Street, Suite 880
Reno, NV 89501

Re: OneLife Health Products Inc.
Form SB-2 Amendment No. 1
Filed on March 19, 2007
File No. 333-140447

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Critical Accounting Estimates, page 29

1.   Please refer to prior comment 29. We have read your revised disclosure, noting that it omits discussion of uncertain matters that may possess a high degree of susceptibility to change and require estimates or assumptions that are highly subjective and judgmental. Please expand your disclosure to identify uncertainties expected in applying each critical accounting estimate, particularly those related to Internet sales. We recognize that you

have no direct operating experience that would allow quantification of the related historical variability in operating results. However, we believe that you may have considered this variability in your business planning process, using industry experience with website business models. If so, discuss and quantify the reasonably likely variability implicit in your target market and reflected in your business planning process and explain how this variability will be considered in making your critical accounting estimates, particularly those relating to product claims and returns.

Liquidity and Cash Resources, page 35

2.   We have read your revised disclosure in response to prior comment 30. Please expand your disclosure to provide the following information.

- You present four single product scenarios showing net revenue per unit and unit sales necessary to fund the budgeted shortfall of $29,905. It is unclear whether this amount represents reasonably likely net revenues for the next twelve months. Provide expanded disclosure that more clearly indicates the net revenues that you expect to generate over the next twelve months.
- Explain and quantify the factors governing the sensitivity of your net revenue estimate e.g. variability in demand of single versus multiple units and expected effectiveness of direct versus affiliate marketing programs.
- Describe the terms and expected duration of your arrangements with officers and directors for free labor and office space and the expected amounts to be incurred once these arrangements cease.
- Describe the terms and expected duration of your order fulfillment arrangements with Mr. MacFarland and the expected amounts to be incurred once this arrangement ceases.
- Describe the terms governing your directors' commitment to fund any shortfall under your 12 month budget.

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Practices, page F-6

3.   Please refer to prior comment 31. Your revised disclosure does not address all of the revenue recognition criteria in SAB 104 that must be met. Therefore, we reissue our comment. Also, your plan of operation shows both "direct" or retail sales and "affiliate" sales, while your accounting policy addresses only retail sales. Please clarify whether your revenue recognition policy is the same for both retail and affiliate sales.

Note 3 – Going Concern, page F-8

4.   Your expanded disclosure in response to prior comment 32 does not appear to adequately describe management's plans to overcome the Company's financial difficulties. In particular, discuss your directors' commitment to fund any shortfall under your 12 month budget.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Suzanne Hayes, Legal Branch Chief at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William O'Neal
        The O'Neal Law Firm, P.C.
        17100 East Shea Boulevard
        Suite 400-D
        Fountain Hills, Arizona 85268